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                                             File No. 70-9167



                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                         AMENDMENT NO. 2
                               TO
                            FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM

            (Name of company filing this statement)


                        25 Research Drive
                 Westborough, Massachusetts 01582

            (Address of principal executive offices)



                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)






Michael E. Jesanis                 Kirk L. Ramsauer
Senior Vice President              Associate General Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

           (Names and addresses of agents for service)

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     Form U-1 Application/Declaration filed under the Public Utility Holding
Company Act of 1935, File No. 70-9167, as previously amended, is hereby further amended as follows:

     Item 2, Fees, Commissions and Expenses, is amended to read:

     The estimated fees and expenses in connection with the proposed issuance and sale are as follows:

          Filing fee for registration of the additional
          common shares under the Securities Act of 1933    $12,930

          Services of the New England Power Service
          Company (including counsel)*                       10,000

          Services of Coopers & Lybrand, L.L.C.,
          Certified Public Accountants                        5,000

          Services of transfer agent and registrar       2,000

          Services of outside counsel in connection
          with the preparation of the Registration
          Statement                                     33,500

          Total Expenses                               $63,430

          * These include incidental services in connection herewith to be performed by New England Power Service Company (a wholly owned subsidiary of NEES) at the actual cost thereof. The New England Power Service Company is an affiliated service company operating pursuant to Section 13 of the Act and the Commission's rules thereunder.

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                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 2 to Form U-1 Application/Declaration (Commission's File No. 70-9167) to be signed on its behalf, as indicated, by the undersigned officer thereunto duly authorized by such company.


                              New England Electric System

                              s/John G. Cochrane

                              By
                                 John G. Cochrane
                                 Treasurer



Date: March 23, 1998



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.